March 31, 2008



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	First Symetra National Life Insurance Company of New York
	("First Symetra")
	First Symetra Separate Account S
	File Nos:  333-140379 and 811-07949

Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's March 17, 2008, telephonic comments to Symetra Focus Variable Annuity (File Nos: 333-137411
and 811-8052).   As discussed with you previously, since filing our post-
effective amendment on January 31, 2008 under Rule 485(a) for the above reference filing, First Symetra has decided not to offer the Capital Preservation Rider in the First Symetra Focus Variable Annuity. First Symetra has removed this disclosure from the registration statement, and made changes to the documents in response to the Staff's comments to the Symetra Focus Variable Annuity that would apply to the First Symetra Focus Variable Annuity.

We have not filed a post-effective amendment for the above-referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing. The following repeats the staff's comments and is followed by our response to those comments.


1.	Please disclose to staff if First Symetra has any guarantees or support
	agreements with third parties to provide for the guarantees provided in the contract.

	-	First Symetra is not a party to any third-party guarantees or
		support agreements in connection with this contract.

2.	Summary

	a.	Please expand the description of the standard death benefit
		under the Death Benefit and Optional Death Benefit Rider
		section in the Summary.

		-	First Symetra has added additional disclosure to the
			Summary section, page 6, to better describe the purpose of the standard death benefit.

3.	Examples

	a.	Please explain why First Symetra uses the average annual
		administration maintenance charge for the examples and not the maximum charge per Form N-4 instruction 21 (f).

		-	The annual administration maintenance charge under
			this contract is the equivalent of an "annual contract fee," as provided under N-4 instruction 21(f), and First Symetra believes that instruction 21(f) allows for the fee to be calculated as an average of the fees collected divided by the average net assets attributable to the contracts, which is the method used for the examples.

4.	Annuity Payments

	Please explain the relationship between payee and joint annuitant under the "Joint and Survivor Life Annuity with Guaranteed Period" option. What if the Payee is not the joint annuitant when the Annuitant dies before the period ends? If both the Payee and joint annuitant die, who receives the payments?

		-	The annuitant and joint annuitant are the "measuring
			lives" for the stream of annuity payments under the Joint and Survivor Life Annuity with
			Guaranteed period option as designated by the owner. The Owner also designates the "Payee," who is defined as the person designated by the Owner to receive the annuity payments. So long as one of the annuitants is alive or the guaranteed period has not ended, then the Payee will continue to receive annuity payments. If the Payee dies while annuity payments are still payable, then the Owner may designate a new "Payee" to continue to receive the stream of payments. Additional language has been added on page 13 to the "Joint and Survivor Life Annuity with Guaranteed Period" section to clarify that the Payee continues to receive annuity payments.

5.	Purchase Payments

	Please explain under what circumstance a Purchase Payment would be refused.

		-	First Symetra has added disclosure to the Purchase
			Payments section, page 14, explaining under what circumstance a Purchase Payment may be refused.

6.	Compensation We Receive from Portfolios

	In the second to last paragraph of this section, please confirm that this is how First Symetra is paid by the portfolios.

		-	First Symetra has revised the disclosure in the
			"Compensation We Receive from Portfolios" section on page 19 to more accurately describe how First Symetra is paid by the portfolios.

7.	Scheduled Transfers

	Please define unscheduled transfers and scheduled transfers. What is meant by source Sub-account? Please clarify the opening paragraph.

		-	First Symetra has revised the "Scheduled Transfers"
			section on page 20 to clarify what is meant by scheduled transfers and unscheduled transfers. First Symetra has also eliminated the term "source Sub-account."

8.	Underlying Portfolio Frequent Trading Policies

	a.	Please include that First Symetra may share contract owner
		information with underlying portfolio companies, as provided under SEC Rule 22c-2.

		-	Under the section titled "Underlying Portfolio Frequent
			Trading Policies," page 21, First Symetra has already disclosed that federal regulations may require us to provide underlying Portfolio managers with contract owner information. The wording is highlighted for your convenience.

	b.	Please add disclosure regarding redemption fees.  Please also
		add a footnote to the fee table regarding redemption fees.

		-	Under the section titled "Underlying Portfolio Frequent
			Trading Policies," page 21, First Symetra has disclosed that it reserves the right to charge for any redemption fees imposed by an underlying Portfolio. The wording is highlighted for your convenience. First Symetra has added this disclosure to the Fee Table.

9.	Taxes - Qualified Contracts

		Please explain the tax consequences discussed in the third paragraph of this section regarding IRA and Roth IRAs. Please explain the failure of the death benefit to satisfy the IRA requirements.

		-	First Symetra has reviewed the third paragraph of the
			Qualified Contracts section and determined the disclosure was repetitive and the tax consequences of IRA and Roth IRAs were disclosed in other paragraphs of the Tax section. First Symetra has removed the disclosure from the third paragraph.

10.	Withdrawal Restrictions

	Please define TSA as used in the first sentence of the second paragraph.

		-	First Symetra has defined TSA in this section.

11.	Death Benefit & Optional Death Benefit Rider

	Please define "paperwork" as used under option (a) of the standard death benefit.

		-	First Symetra has added disclosure regarding the
			required paperwork needed to payout the death benefit to page 28.

12.	Distribution

	Please confirm to staff that First Symetra complies with FINRA rules for non-cash compensation and gifts for distribution of the contracts.

		-	First Symetra confirms that it complies with FINRA rules
			for any non-cash compensation and gifts it may provide for distribution of the contracts.

13.	Please provide a Power of Attorney that relates specifically to the
	Securities Act of 1933 file number of the registration statement. See Rule 483(b) of the 1933 Act.


		-	The Power of Attorney referenced in this filing
			reflects the filing number for this registration statement.

14. 	Financial Statement, Exhibits, and Other Information

	Any financial statements, exhibits and other required disclosure not included in these registration statements must be filed in a post-effective amendment to the registration statements.

		-	First Symetra will be updating all financial
			information and exhibits in our post-effective amendment to be filed on or around April 30, 2008.


15.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, First Symetra National Life Insurance Company of New York on behalf of First Symetra Separate Account S acknowledges that:

		-	The Separate Account is responsible for the
			adequacy and accuracy of the disclosures in the
			filings;
		-	The Staff's comments or suggested changes to the
			disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose
			the Commission from taking any action with respect
			to the filings; and
		-	The Separate Account may not assert staff comments
			as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Along with the changes made in response to staff comments, First Symetra has also added certain financial information including the range of underlying Portfolio fees and the Example calculations. First Symetra has also made other minor changes to the registration statement.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
First Symetra National Life Insurance Company of New York
Jacquie.veneziani@Symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.